                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998

                                       OR

               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 1-7792

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             TAX-ADVANTAGED SAVINGS PLAN OF POGO PRODUCING COMPANY

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             POGO PRODUCING COMPANY
                          5 GREENWAY PLAZA, SUITE 2700
                              HOUSTON, TEXAS 77046

Item 4.   (a) Financial Statements and Schedules prepared in accordance with the financial reporting requirements of ERISA.


                  TAX-ADVANTAGED SAVINGS PLAN OF
                  POGO PRODUCING COMPANY

                  FINANCIAL STATEMENTS
                  AS OF DECEMBER 31, 1998
                  TOGETHER WITH AUDITORS' REPORT

                              ARTHUR ANDERSEN LLP




                        REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Board,
Tax-Advantaged Savings Plan
of Pogo Producing Company:

We have audited the accompanying statements of net assets available for plan benefits of the Tax-Advantaged Savings Plan of Pogo Producing Company (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the administrative board of the Plan. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                              /s/ ARTHUR ANDERSEN LLP

                                              ARTHUR ANDERSEN LLP


Houston, Texas
May 21, 1999

                         TAX-ADVANTAGED SAVINGS PLAN OF
                             POGO PRODUCING COMPANY

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        AS OF DECEMBER 31, 1998 AND 1997


                                                              1998             1999
                                                          ------------     ------------
INVESTMENTS, at quoted market value:
   Common stock of Pogo Producing Company                 $  4,022,343     $  8,704,772
   Prime Portfolio Money Market Fund                           931,769          870,442
   Investment-Grade Corporate Portfolio Bond Fund              629,581          527,742
   Vanguard/Wellington Fund                                  1,288,076        1,180,000
   Vanguard/Index Trust - 500 Portfolio                      1,094,813          758,867
   Vanguard PrimeCap Fund                                    2,761,141        2,240,276

CONTRIBUTIONS RECEIVABLE:
   Participant                                                  47,109           41,854
   Company                                                      32,189           28,703

CASH                                                             1,873            3,267
                                                          ------------     ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                    $ 10,808,894     $ 14,355,923
                                                          ============     ============


   The accompanying notes are an integral part of these financial statements.

                         TAX-ADVANTAGED SAVINGS PLAN OF
                             POGO PRODUCING COMPANY

                       STATEMENTS OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                                   1998            1997
                                                               ------------    --------

INTEREST/DIVIDEND INCOME                                       $    395,821    $    314,465
                                                               ------------    ------------

NET DEPRECIATION IN MARKET VALUE OF INVESTMENTS                  (4,178,966)     (4,632,910)
                                                               ------------    ------------

CONTRIBUTIONS:
   Participant                                                      835,835         743,616
   Company                                                          655,796         594,324
                                                               ------------    ------------

                    Total contributions                           1,491,631       1,337,940
                                                               ------------    ------------

WITHDRAWALS AND TERMINATIONS                                     (1,255,515)       (768,965)
                                                               ------------    ------------

DECREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS               (3,547,029)     (3,749,470)

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year        14,355,923      18,105,393
                                                               ------------    ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year            $ 10,808,894    $ 14,355,923
                                                               ============    ============



   The accompanying notes are an integral part of these financial statements.

                         TAX-ADVANTAGED SAVINGS PLAN OF
                             POGO PRODUCING COMPANY

                          NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE PLAN:

General

Pogo Producing Company (Pogo) adopted the Employees Stock Purchase Plan effective January 1, 1978, as amended July 10, 1981. On January 1, 1985, the Employees Stock Purchase Plan was amended and renamed the Tax-Advantaged Savings Plan (the Plan). Any salaried employee of Pogo is eligible to be a participant of the Plan on the first day of the calendar quarter following employment.

John O. McCoy, Jr., an officer of Pogo, serves as trustee of the Plan. The Plan is administered by an administrative board appointed by Pogo's board of directors. The members of the administrative board receive no compensation for their services, and all expenses of the Plan, including brokerage commissions, are paid by Pogo.

Investments

The investment options include the Pogo Common Stock Fund, the Prime Portfolio Money Market Fund, the Investment-Grade Corporate Portfolio Bond Fund, the Vanguard/Wellington Fund, the Vanguard/Index Trust - 500 Portfolio and the Vanguard PrimeCap Fund. (See Exhibits 1 and 2 for financial statements by investment fund.)

The Pogo Common Stock Fund is used to invest in Pogo common stock. All employer contributions as well as employee-designated monies are placed in this account. Any dividends are used to purchase additional shares for the Plan.

The Prime Portfolio Money Market Fund (Money Market Fund) invests in high-quality money market instruments that mature in one year or less.

The Investment-Grade Corporate Portfolio Bond Fund (Corporate Bond Fund) investments are placed in a diversified portfolio of long-term, investment-grade bonds which, at the time of purchase, were selected from the four highest grades assigned by Moody's Investors Service or Standard & Poors Corporation (S&P).

The Vanguard/Wellington Fund (Wellington Fund) contributions are invested in a diversified and balanced program of investing in bonds and common stocks. Bonds are held for relative stability of income and principal, while the common stocks are held for potential growth of capital and income. The fund invests approximately 60 percent to 70 percent of its total assets in common stock.

The Vanguard/Index Trust - 500 Portfolio (Index 500 Fund) investments are placed in all of the stocks included in the S&P 500 Index in approximately the same proportions as they are represented in the S&P 500 Index.

The Vanguard PrimeCap Fund (PrimeCap Fund) invests principally in a portfolio of common stocks selected on the basis of fundamental factors such as above-average earnings growth and current earnings as compared to the S&P 500 Index, consistency of earnings growth and earnings quality.

Contributions

Each participant may contribute up to 10 percent of his compensation to the Plan. In accordance with provisions of the Tax Reform Act of 1986, each participant's contributions are subject to certain limitations. This limitation was $10,000 for 1998 and $9,500 for 1997. Pogo contributes an amount equal to each participant's contribution, limited to a maximum of 6 percent of the participant's eligible compensation. Each participant's account is credited with his or her contribution, the company-matching contribution and an allocation of Plan earnings. Allocations of earnings are based on the proportion that each participant's account balance bears to the total of all participant account balances. Matching funds contributed to the Plan by Pogo are invested only in Pogo common stock.

Distributions and Withdrawals

Participants are entitled to receive the portion of the Plan equity which represents their individual contribution. The Plan allows participants to be fully vested in the portion of the Plan which is represented by Pogo contributions after two full years of employment with the company.

In the event of death, retirement, disability or termination after vesting, a participant is entitled to all of his portion of the Plan equity applicable to Pogo's contributions.

Forfeitures

A participant terminated for reasons other than death, retirement or disability forfeits the unvested portion of his Plan equity attributable to Pogo's contribution, and such forfeiture is held in suspense for one year. If the participant returns to employment prior to incurring a one-year break in service, his unvested share of Pogo matching contributions is not forfeited. If the participant is not reemployed prior to incurring a one-year break in service, his unvested share of Pogo matching contributions is forfeited and used to reduce future contributions by Pogo. At December 31, 1998, there were 204 shares of Pogo's common stock forfeited and held in suspense.

Termination of the Plan

The Plan may be terminated, amended or modified by Pogo's board of directors at any time. In the event the Plan is terminated, all participants become vested and entitled to receive the Plan equity attributable to all contributions made for the participants by Pogo.

2.  SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The records of the Plan are maintained on the cash basis of accounting and are adjusted to the accrual basis for financial reporting purposes.

Quoted market prices as of the last trading day of the Plan year have been used to determine the market value of Plan investments.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits from the financial statements to the Form 5500:

                                                                                   December 31
                                                                             ----------------------------
                                                                                 1998            1997
                                                                             -----------      -----------
Net assets available for plan benefits - financial statements                $10,808,894      $14,355,923
   Less- Amounts allocated to withdrawing participants                            (5,733)        (385,348)
                                                                             -----------      -----------

Net assets available for plan benefits - Form 5500                           $10,803,161      $13,970,575
                                                                             ===========      ===========


The following is a reconciliation of withdrawals and terminations from the financial statements to the Form 5500:

                                                                                     December 31
                                                                             ----------------------------
                                                                                 1998            1997
                                                                             -----------      -----------
Withdrawals and terminations - financial statements                           $1,255,515       $  768,965
  Add- Amounts allocated to withdrawing participants, December 31,                 5,733          385,348
     1998 and 1997
  Less- Amounts allocated to withdrawing participants,                          (385,348)        (106,366)
                                                                              ----------       ----------
     December 31, 1997 and 1996

Withdrawals and terminations - Form 5500                                      $  875,900       $1,047,947
                                                                              ==========       ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawals that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

3.  FEDERAL INCOME TAXES:

The Plan obtained its latest determination letter on February 25, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The administrative board believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the administrative board believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1998 and 1997.

4.   RISKS AND UNCERTAINTIES:

The Plan provides for investments in company common stock, money market accounts and various investment grade securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and in participant accounts.

                                                                       EXHIBIT 1
                                                                     Page 1 of 2

                         TAX-ADVANTAGED SAVINGS PLAN OF
                             POGO PRODUCING COMPANY

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1998

                                                                                                 Nonparticipant-
                                                      Participant-Directed                          Directed
                              ----------------------------------------------------------------   --------------
                                 Pogo      Money   Corporate               Index                     Pogo
                                Common     Market    Bond     Wellington    500       PrimeCap      Common
                              Stock Fund   Fund      Fund        Fund       Fund       Fund       Stock Fund         Total
                              ---------- --------- --------- ----------- ----------- ----------  --------------   ----------
INVESTMENTS, at quoted
 market value:
   Common stock of
     Pogo Producing Company    $847,540  $   --    $   --    $     --    $     --    $     --     $3,174,803      $ 4,022,343
   Prime Portfolio Money
     Market Fund                   --     931,769      --          --          --          --           --            931,769
   Investment-Grade Corporate
     Portfolio Bond Fund           --        --     629,581        --          --          --           --            629,581
   Vanguard/Wellington Fund        --        --        --     1,288,076        --          --           --          1,288,076
   Vanguard/Index Trust -
     500 Portfolio                 --        --        --          --     1,094,813        --           --          1,094,813
   Vanguard PrimeCap Fund          --        --        --          --          --     2,761,141         --          2,761,141

CONTRIBUTIONS RECEIVABLE          8,135     2,167     5,125       8,222      11,987      11,473       32,189           79,298

CASH                               --       1,873      --          --          --          --           --              1,873
                               --------  --------  --------  ----------  ----------  ----------   ----------      -----------

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS           $855,675  $935,809  $634,706  $1,296,298  $1,106,800  $2,772,614   $3,206,992      $10,808,894
                               ========  ========  ========  ==========  ==========  ==========   ==========      ===========


   This exhibit is an integral part of the accompanying financial statements.

                                                                       EXHIBIT 1
                                                                     Page 2 of 2
                         TAX-ADVANTAGED SAVINGS PLAN OF
                             POGO PRODUCING COMPANY

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1997

                                                                                                 Nonparticipant-
                                                      Participant-Directed                          Directed
                              ----------------------------------------------------------------   --------------
                                 Pogo        Money   Corporate               Index                     Pogo
                                Common       Market    Bond     Wellington    500       PrimeCap      Common
                              Stock Fund     Fund      Fund        Fund       Fund       Fund       Stock Fund         Total
                              ----------   --------- --------- ----------- ----------- ----------  --------------   ----------
INVESTMENTS, at quoted
   market value:
   Common stock of
     Pogo Producing Company    $1,943,834  $   --    $   --    $     --    $   --    $     --       $6,760,938     $ 8,704,772
   Prime Portfolio Money
     Market Fund                     --     870,442      --          --        --          --             --           870,442
   Investment-Grade Corporate
     Portfolio Bond Fund             --        --     527,742        --        --          --             --           527,742
   Vanguard/Wellington Fund          --        --        --     1,180,000      --          --             --         1,180,000
   Vanguard/Index Trust -
     500 Portfolio                   --        --        --          --     758,867        --             --           758,867
   Vanguard PrimeCap Fund            --        --        --          --        --     2,240,276           --         2,240,276

CONTRIBUTIONS RECEIVABLE            8,302     2,089     4,808       7,181     7,455      12,019         28,703          70,557

CASH                                 --       3,267      --          --        --          --             --             3,267
                               ----------  --------  --------  ----------  --------  ----------     ----------     -----------

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS           $1,952,136  $875,798  $532,550  $1,187,181  $766,322  $2,252,295     $6,789,641     $14,355,923
                               ==========  ========  ========  ==========  ========  ==========     ==========     ===========


   This exhibit is an integral part of the accompanying financial statements.

                                                                       EXHIBIT 2
                                                                     Page 1 of 2
                         TAX-ADVANTAGED SAVINGS PLAN OF
                             POGO PRODUCING COMPANY

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                                      Nonparticipant-
                                                    Participant-Directed                                 Directed
                            ------------------------------------------------------------------------  ---------------
                                Pogo       Money    Corporate                  Index                      Pogo
                               Common      Market     Bond      Wellington      500        PrimeCap      Common
                            Stock Fund     Fund       Fund        Fund          Fund        Fund        Stock Fund       Total
                            ----------  ----------  ---------- -----------  ------------ ------------  ------------   -----------

INTEREST/DIVIDEND INCOME   $     7,532   $ 48,163   $ 52,566   $  140,500   $   15,495   $    103,824   $    27,741   $   395,821

NET APPRECIATION
  (DEPRECIATION) IN MARKET
  VALUE OF INVESTMENTS      (1,050,201)      --          722       (7,213)     208,911        454,065    (3,785,250)   (4,178,966)

CONTRIBUTIONS                  165,571     37,415     52,719      149,481      193,420        237,229       655,796     1,491,631

WITHDRAWALS AND
  TERMINATIONS                (270,169)    (3,546)      (744)    (114,832)    (141,929)      (243,359)     (480,936)   (1,255,515)

INTERFUND TRANSFERS             50,806    (22,021)    (3,107)     (58,819)      64,581        (31,440)         --            --
                           -----------   --------   --------   ----------   ----------   ------------   -----------   -----------

INCREASE (DECREASE)
  IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS         (1,096,461)    60,011    102,156      109,117      340,478        520,319    (3,582,649)   (3,547,029)

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  beginning of year          1,952,136    875,798    532,550    1,187,181      766,322      2,252,295     6,789,641    14,355,923
                           -----------   --------   --------   ----------   ----------   ------------   -----------   -----------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year              $   855,675   $935,809   $634,706   $1,296,298   $1,106,800   $  2,772,614   $ 3,206,992   $10,808,894
                           ===========   ========   ========   ==========   ==========   ============   ===========   ===========


   This exhibit is an integral part of the accompanying financial statements.

                                                                       EXHIBIT 2
                                                                     Page 2 of 2
                         TAX-ADVANTAGED SAVINGS PLAN OF
                             POGO PRODUCING COMPANY

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                      Nonparticipant-
                                               Participant-Directed                                     Directed
                              ---------------------------------------------------------------------   ---------------
                                  Pogo        Money   Corporate                 Index                      Pogo
                                 Common       Market     Bond     Wellington     500        PrimeCap      Common
                               Stock Fund      Fund      Fund        Fund        Fund         Fund      Stock Fund        Total
                              ------------ ---------- ---------   ----------   --------   ----------  --------------  -----------

INTEREST/DIVIDEND INCOME      $     8,441   $ 45,349   $ 37,298   $   99,000   $ 15,272   $   81,271   $    27,834   $   314,465

NET APPRECIATION
   (DEPRECIATION) IN MARKET
   VALUE OF INVESTMENTS        (1,220,727)      --       25,389      112,030    155,458      492,180    (4,197,240)   (4,632,910)


CONTRIBUTIONS                     222,754     37,139     34,917      121,664    127,490      199,652       594,324     1,337,940

WITHDRAWALS AND TERMINATIONS     (268,499)    (1,090)    (5,087)     (10,084)    (8,429)     (14,124)     (461,652)     (768,965)

INTERFUND TRANSFERS                34,785     44,930    (63,328)      41,977    (16,342)     (42,022)         --            --
                              -----------   --------   --------   ----------   --------   ----------   -----------   -----------

INCREASE (DECREASE) IN NET
   ASSETS AVAILABLE FOR
   PLAN BENEFITS               (1,223,246)   126,328     29,189      364,587    273,449      716,957    (4,036,734)   (3,749,470)

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS,
   beginning of year            3,175,382    749,470    503,361      822,594    492,873    1,535,338    10,826,375    18,105,393
                              -----------   --------   --------   ----------   --------   ----------   -----------   -----------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS,
   end of year                $ 1,952,136   $875,798   $532,550   $1,187,181   $766,322   $2,252,295   $ 6,789,641   $14,355,923
                              ===========   ========   ========   ==========   ========   ==========   ===========   ===========


   This exhibit is an integral part of the accompanying financial statements.

                                                                      SCHEDULE I

                         TAX-ADVANTAGED SAVINGS PLAN OF
                             POGO PRODUCING COMPANY

          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998



                                                                          Number of                         Current
  Identity of Issue                 Description of Investment            Shares/Units        Cost            Value
  -----------------                 -------------------------            ------------       -------         -------
Pogo Producing Company*           Pogo Common Stock Fund                    309,411      $  6,405,352    $  4,022,343
Vanguard*                         Prime Portfolio Money Market Fund         931,769           931,769         931,769
Vanguard*                         Investment-Grade Corporate                 67,770           612,617         629,581
                                     Portfolio Bond Fund
Vanguard*                         The Vanguard/Wellington Fund               43,887         1,118,595       1,288,076
Vanguard*                         The Vanguard/Index Trust -500               9,608           688,813       1,094,813
                                     Portfolio
Vanguard*                         The Vanguard PrimeCap Fund                 57,934         1,643,636       2,761,141
                                                                                        -------------   -------------

                                                                                         $ 11,400,782    $ 10,727,723
                                                                                         ============    ============


*Indicated party in interest.

                                                                     SCHEDULE II

                         TAX-ADVANTAGED SAVINGS PLAN OF
                             POGO PRODUCING COMPANY

                ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998



                                                                                                            Current Value      Net
   Identity of                                                          Purchase     Selling     Cost of     of Asset on      Gain
  Party Involved          Description of Asset        Transaction        Price        Price       Asset    Transaction Date  (Loss)
  ---------------         --------------------        -----------      ----------   ----------  ---------- ----------------  -------
Vanguard                 Prime Portfolio         87 purchase
                           Money Market Fund       transactions        $1,101,187   $   -       $1,101,187    $1,101,187    $    -
Vanguard                 Prime Portfolio
                           Money Market Fund     29 sale transactions      -         1,039,863   1,039,863     1,039,863         -
Pogo Producing Company   Pogo Common Stock       33 purchase
                           Fund                    transactions           952,990       -          952,990       952,990         -
Pogo Producing Company   Pogo Common Stock       18 sale
                           Fund                    transactions            -           799,968     609,935       799,968     190,033



NOTE: This schedule is a listing of a series of purchase and sale transactions in the same security which exceeded 5 percent of the Plan assets as of January 1, 1998.

     (b)  Exhibits --

          23.1  Consent of Arthur Andersen LLP, Independent Public Accountants

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      TAX-ADVANTAGED SAVINGS PLAN OF
                                      POGO PRODUCING COMPANY

                                      /s/ JOHN O. McCOY, JR.
                                      --------------------------------------
                                      By: John O. McCoy, Jr.
                                          Member of the Administrative Board

Date: June 21, 1999

                                 EXHIBIT INDEX

Exhibit
Number                        Description
-------                       -----------

 23.1             -- Consent of Arthur Andersen LLP